07021343

WOODSIDE

RECEIVED
2007 FEB 27 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 February 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- CEO address to CERAWeek 2007

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 15 FEBRUARY 2007
8:10AM (AWDT)

MEDIA

ROGER MARTIN

W: + 61 8 9348 4591

M: + 61 413 018 674

E: roger.martin@woodside.com.au

INVESTORS

MIKE LYNN

W: + 61 8 9348 4283

M: + 61 439 691 592

E: mike.lynn@woodside.com.au

CEO ADDRESS TO CERAWEEK 2007

Attached is an address given overnight by Woodside Managing Director and Chief Executive Officer Don Voelte to CERAWeek 2007 in Houston, Texas.

WOODSIDE

Tradition and Innovation in Global LNG

Don Voelte
Managing Director and Chief Executive Officer
Woodside Energy Ltd.

CERAWeek 2007
14 February 2007

Today, the global LNG industry faces new risks and uncertainties.

LNG markets are seeing unprecedented growth. Global LNG trade is expected to grow from around 145 million tonnes in 2005, to 370 million tonnes in 2015 – nearly trebling in only 10 years.

Demand is growing from existing customers in traditional LNG markets, and there are new customers in North America, Europe, and Asia.

But we also face unprecedented tightness of supply and demand, and new sources of volatility in supply and demand.

Many industry observers believe global LNG demand could outstrip supply by up to 20 million tonnes a year between 2008 and 2015.

And as suppliers seek to meet this increasing LNG demand, the scarcity of human and material resources has contributed to rising costs and challenges in delivering new projects on time.

We are also confronted with continuing geopolitical uncertainties.

Today's Middle East is the clearest example, but shifting relationships in Europe may also have sudden and long-lasting effects on the global LNG business. Global climate change and its links to the way we consume energy also confront us with new risks, and critical choices.

The premise of CERAWeek this year is that innovation, including new technical processes and hardware – and new fuels and delivery systems – will be critical for firms to deliver safe, clean, and reliable energy to consumers in this new, "higher stakes" world.

I want to focus on two ideas about corporate strategy in this business environment.

First, innovation is not the only way for firms to handle a high-stakes, high-risk world.

In uncertain times, a *Back to Tradition* strategy focused on better delivery of mature industry solutions and improving fundamental performance may be every bit as critical to success as the search for "innovation".

Returning to and building on traditional LNG market solutions may, in some cases, offer a more likely path to success.

Second, innovation will be required – but the key to successful innovation may have as much to do with developing innovative "soft" capabilities as it does with the deployment of new technical processes and new hardware.

"Soft" capabilities include a firm's capacity for rapid decision making; getting value from partnerships; engaging stakeholders; managing customer relationships; and commercial creativity. These capabilities ensure that new "hardware" solutions can be implemented in a competitive marketplace. In short, these abilities help *Secure the New*.

Let's consider these ideas in more detail, beginning with the value of moving *Back to Tradition*.

In hard times, we may focus on the basic skills that have helped us achieve success in the past.

In recent years, some commentators have predicted that LNG markets would soon be dominated by innovations such as small-scale projects, floating liquefaction and floating re-gasification; "flexible contracts", and globally integrated, short-term trading.

But in today's world, the logic of managing and sharing risk may drive many buyers and suppliers to return to traditional LNG business practices.

Long-term partnerships and long-term take-or-pay contracts for large LNG volumes still dominate our industry, and may remain dominant in hard times.

Long-term contracts help manage volatility of demand and underpin the massive upstream and downstream investments that suppliers and customers must make to meet rising natural gas demand.

Traditional pricing schemes in these contracts help buyers and suppliers to manage risk and attract timely supply to market.

Similarly, long-term contracts with <u>less</u> flexibility on issues such as percentage of take-or-pay volumes may be essential for new, large projects to come on line in time to satisfy demand.

So, in today's uncertain times, customers may agree to restricted flexibility in individual contracts to encourage development of more numerous and diverse supply sources.

LNG suppliers must continue to get their fundamentals right.

Traditional, large-scale LNG projects will still be necessary because they generate the economies of scale that help concentrate human and material resources, manage costs, and serve diverse markets.

While some technical innovations may help, there must be a basic, traditional focus on costs at every level of project development, and a rigorous commitment to safety, on-time delivery, and reliability.

The customers and suppliers best able to leverage this strategy will be those in stable economies, with transparent market, regulatory, and legal institutions.

Demanding customers will seek the best suppliers who can deliver on time at the lowest cost and with the highest reliability.

Likewise, in seeking to launch new projects, the best suppliers will seek the lowest-risk customers, with infrastructure and well-developed downstream markets to underpin sales.

The new high-stakes energy world will highlight the different preferences of different customers across issues such as risk management, port facilities and shipping, and gas qualities. This too will tend to preserve some aspects of the traditional LNG market landscape, with distinct regional markets.

Back to Tradition strategies also recognise that proximity and transport costs will still have a powerful influence on customer-supplier relationships.

However, for both buyers and suppliers, the heart of risk management in a high-stakes world will be what it has always been: diversification.

Suppliers will seek access to multiple markets to launch the large-scale projects I have mentioned.

Buyers, too, will find it in their interest to maintain robust and diverse supply portfolios – this is now evident in North America, Europe and Asia where buyers see the value of traditional diversification strategies in managing monopoly and pricing power risk, political risk, and natural gas supply risk.

But those who call our attention to the need for <u>innovation</u> in this high-stakes world are correct to do so.

Development of the global LNG business will also depend on technical and engineering solutions, and new equipment and processes.

But *Securing the New* LNG marketplace in an uncertain and risky world will also require innovation in other areas of enterprise capability.

"Soft capabilities" will be critical enablers: unlocking market opportunities by responding quickly to change and managing key relationships to implement new business models.

These "soft capabilities" include enterprise decision-making; leveraging partnerships; stakeholder management; customer relationships; and pragmatic commercial creativity.

Because the LNG industry faces new risks and opportunities and a faster pace of change, customers and suppliers who can read market trends and respond to them quickly and decisively will have an advantage.

Most large LNG projects are also joint ventures and, in our industry, partners are almost always also competitors.

The ability to create a common vision among joint venturers and to drive projects for common benefit, despite some apparent conflicts, is now a premium capability in our industry.

All LNG projects, upstream and downstream, require government licences and social approval.

With increasing public scrutiny, our industry must develop the ability to work closely with interest groups and with governments to create a common understanding of the benefits, safety, and reliability of LNG for society and the environment.

Without these key approvals, we cannot commercially deploy our technical and managerial innovations.

Understanding the needs of customers will be increasingly important.

They are not all cut from the same cloth, and value will go to those suppliers who can develop and sustain long-term and close relationships with increasingly demanding but premium buyers.

This is where pragmatic commercial creativity comes in.

Suppliers must develop – and build customer support for – new business models that take account of actual market conditions and risks, not just "technical possibilities".

This will, in many cases, require leveraging all of the relationship skills I have mentioned to ensure that vision can meet reality.

These two strategies – moving *Back to Tradition* while seeking to *Secure the New* – are not mutually exclusive. Indeed, mixing and combining them will be essential.

To make this more concrete, I want to conclude with an example from Australia.

Woodside's Pluto field, about 180km off north-western Australia, was discovered in April 2005.

We had several development options, and we quickly chose an innovative business model to push ahead on our own.

While many suppliers were focused on the potential for North American markets in 2005 and 2006, we launched our development with traditional, mature, and complementary Asian buyers.

To accelerate the development, we concluded LNG sales agreements with some of the best and most demanding LNG customers in north-east Asia before many technical details were fully understood.

We agreed long-term contracts with traditional elements, modified to leverage the customers' portfolios to enhance mutual risk management advantage in a volatile market.

Key sales terms were agreed within weeks of the discovery and initial sales commitments were signed within eight months.

A mere 12 months later we have begun site work, and we plan to make a final investment decision on the development this year.

We expect to have first production by late 2010 – a world record schedule.

To get traction quickly, we had to convince our customers to commit to a project in such an early stage of development.

The customers' preference for LNG from a traditional partner – stable and secure Australia – worked in our favour.

The willingness of all parties to be commercially innovative sealed the success.

And, we have worked hard with Australian governments, local communities and interest groups to secure approvals, address concerns about development, and build common vision and support.

While our plant will be state of the art, our engineering approach has been traditional with plant design based on the fifth train of our currently expanding and nearby North West Shelf project.

On the other hand, and in view of resource constraints, we continue to be innovative in construction, moving towards modular methods as opposed to the traditional "stick build".

We are doing all we can to control costs and maximise economies of scale and scope by leveraging off our North West Shelf experience.

Additional gas in the area can be developed in a "hub-and-spoke" model that will create a new LNG hub in Australia.

Now, as we contemplate our energy future in this new, high-stakes world, Woodside believes combining both these traditional and innovative approaches can be a key to unlocking our other LNG opportunities.

Thank you.

END